# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Third Point Private Capital Partners, CIK 0002025369
CUSIP: 000000000
Title of class of securities: Class I Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 55 Hudson Yards, 51st Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 05/29/2026
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, 212-715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,933,159.65; sole dispositive power 0; shared dispositive power 1,933,159.65; aggregate amount beneficially owned 1,933,159.65 (64.8% of the class)
  Comment: Calculations of the percentage of Class I Common Shares beneficially owned assumes 2,983,180.45 shares of Class I Common Shares outstanding as disclosed by the Issuer.
- Loeb Daniel S (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,933,159.65; sole dispositive power 0; shared dispositive power 1,933,159.65; aggregate amount beneficially owned 1,933,159.65 (64.8% of the class)
  Comment: Calculations of the percentage of Class I Common Shares beneficially owned assumes 2,983,180.45 shares of Class I Common Shares outstanding as disclosed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares, par value $0.001 per share
Name of issuer: Third Point Private Capital Partners
Address of issuer's principal executive offices: 55 Hudson Yards, 51st Floor, New York, New York (NY), 10001
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Class I Common Shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Third Point Private Capital Partners (the "Issuer"), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 14, 2026 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Delticus Opportunities Fund and Third Point Private Capital LLC hold 1,932,159.653 and 1,000 Common Shares of the Issuer, respectively. As further described in Item 6 below, on April 16, 2026 and April 28, 2026, Delticus Opportunities Fund entered into subscription agreements with the Issuer (collectively, the "Subscription Agreements"), pursuant to which Delticus Opportunities Fund subscribed for and agreed to purchase Common Shares with a capital commitment equal to up to $20,000,000 and $2,000,000, respectively (the "Capital Commitment").

Pursuant to the subscription agreement entered into on April 16, 2026, on September 1, 2026, in exchange for the payment to the Issuer of an aggregate amount of $7,692,308, Delticus purchased and acquired from the Issuer 285,916.878 Common Shares which such shares were finally determined as of October 1, 2026.

Pursuant to the subscription agreement entered into on April 28, 2026, on such date, in exchange for the payment to the Issuer of an aggregate amount of $2,000,000, Delticus purchased and acquired from the Issuer 46,242.775 Common Shares which such shares were finally determined as of May 15, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 2,983,180.45 Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Delticus Opportunities Fund and Third Point Private Capital LLC directly hold 1,932,159.653 and 1,000 Common Shares, respectively. Mr. Loeb is the controlling owner of both Delticus Opportunities Fund and Third Point Private Credit LLC. The Management Company serves as investment adviser to Delticus Opportunities Fund. Each of the Management Company and Mr. Loeb may be deemed to beneficially own the Common Shares directly held by Delticus Opportunities Fund and Third Point Private Capital LLC by virtue of the Management Company's role as investment adviser to each of Delticus Opportunities Fund and Third Point Private Capital LLC and Mr. Loeb's control of the Management Company and ownership of each of Delticus Opportunities Fund and Third Point Private Capital LLC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares except to the extent of their pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Subscription Agreement

On April 16, 2026 and April 28, 2026, Delticus Opportunities Fund entered into each of the respective Subscription Agreements. Pursuant to the Subscription Agreements, Delticus Opportunities Fund committed to purchase Common Shares of the Issuer for an aggregate purchase price of up to the Capital Commitment, all of which has been drawn down to date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.
99.2 Form of Subscription Agreement of the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer's Form 10, filed on April 21, 2025.)

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (11/05/2026)
- Loeb Daniel S: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (11/05/2026)